UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Plant an App, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    October 28, 2019

Physical Address of Issuer:

8 The Green, Ste A, Dover, Delaware 19901

Website of Issuer:

https://www.plantanapp.com

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$35,261	$702,111
Cash & Cash Equivalents	$35,261	$702,111
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$1,086,830	$1,023,830
Revenues/Sales	$915,459	$1,115,260
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(729,839)	$(415,686)

Table of Contents

Plant an App, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Plant an App, Inc. ("**Plant an App**", the "**Company**," "**we,**" "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.plantanapp.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Bogdan Litescu
_____
(Signature)

Bogdan Litescu
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Bogdan Litescu
_____
(Signature)

Bogdan Litescu
_____
(Name)

Director
_____
(Title)

April 25, 2023
_____
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 25, 2023

Plant an App, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Plant an App, Inc. is a Delaware corporation incorporated on October 28, 2019. The Company acquired ownership in 2020 of a wholly-owned subsidiary, SC Plant An App SRL (the "Romanian Subsidiary"). The Romanian Subsidiary was previously owned by the Company's founder, Bogdan Litescu, and was incorporated in Romania on September 25, 2019.

The Romanian Subsidiary began operations in 2019. The Company was a spin-off from DNN Sharp, a Singaporean company that sells developer components, and was also owned by the Company's founder. As the Company transitions, DNN Sharp and the Company have arranged for monthly reseller agreements and are working on transferring necessary IP and employee responsibilities over to the Company.

The Company is located at 8 The Green, Ste A, Dover, Delaware 19901, United States. The Company conducts business in Delaware and Romania.

The Company's website is https://www.plantanapp.com

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

Plant an App is one of the most flexible low-code development platforms. Our customers use it to quickly build new business software systems or replace legacy systems.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We currently have not authorized enough Preferred Stock to satisfy the conversion of outstanding convertible notes.

We plan to authorize additional Preferred Stock in the future to satisfy the conversion of all outstanding convertible notes.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Description of the Business

Plant an App is one of the most flexible low-code development platforms. Our customers use it to quickly build new business software systems or replace legacy systems.

Business Plan

We generate revenue by adding new customers and users to our development platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Plant an App	Low-code development platform	Digital Transformation Community

Competition

We face competition from other software development platforms like: Mendix Outsystems, Appian, Microsoft PowerApps, Pega Systems, Betty Blocks, and Quick Base.

Customer Base

Our customers are mostly SMEs that are undergoing digital transformation initiatives. A small portion of our customers are from Education or Research Institutions.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company has no patents or trademarks. However, the Company owns all of the intellectual property associated with its software.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not aware of any threatened or actual litigation against it.

DIRECTORS, OFFICERS, AND MANAGERS

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Bogdan Litescu	Director, CEO	Plan an App - CEO. 2018 - Present DNN Sharp - Founder. 2006 - Present	Finances and Banks - Academy of Bucharest Economic Engineering in Civil Constructions - Technical University of Construction in Bucharest Computer Science - Technical University of Bucharest

Bogdan Litescu

14 years of entrepreneurial experience in the developer tools space.

Bogdan previously ran DNN Sharp that grew to be a market leader in the DNN space, a CSM open source platform based on Microsoft.Net technologies.

Before starting the entrepreneurial journey, he was a software engineer. That experienced helped in his role of leading technology companies and making them successful.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Bogdan Litescu	Director, CEO	Plan an App - CEO. 2018 - Present DNN Sharp - Founder. 2006 - Present	Finances and Banks - Academy of Bucharest Economic Engineering in Civil Constructions - Technical University of Construction in Bucharest Computer Science - Technical University of Bucharest
Alexandru Agapie	COO	Plant an App - Coo: 2018 - present Operation Manager: 2017 - present.	Romanian American University, International Relations

| Robert Dima | CTO | Plant an App- Cto: 2018 - present. Dnnsharp - Technical Manager - 2017 - present. | University of Bucharest, The Faculty of Mathematics and Computer Science |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 W-2 employees. The Romanian Subsidiary employs 33 people in Romania.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding/Face Value	9,117,917
Par Value (if applicable)	.0001
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security

Type/Class of security	Kiss Notes
Amount Authorized	$150,000
Shares Required Upon Conversion*	303,091
Amount outstanding/Face Value	2 KISS Notes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional KISS Notes which may dilute the Security
Conversion Terms	The KISS Notes will convert to a number of shares (rounded up to the next whole number if such number is a fraction) equal to three percent (3%) of the Fully-Diluted Capitalization immediately following the closing of the next Equity Financing

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Authorized	$355,354*
Amount outstanding/Face Value	1 SAFE
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional SAFEs which may dilute the Security
Conversion Terms	The Crowd SAFE has a valuation cap of $9,000,000 and a 20% discount

*Includes $6,967 in Crowd SAFEs issued to the Intermediary.

Type/Class of security	SAFE
Amount Authorized	$705,450
Amount outstanding/Face Value	2 SAFE
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional SAFEs which may dilute the Security
Conversion Terms	The SAFEs have a valuation cap of $9,000,000 and a 20% discount

Type	Option to Purchase Common Stock*
Shares Issuable Upon Exercise	207,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

*On December 15, 2021, the Company adopted the Plant an App, Inc. 2021 Stock Plan for which 882,083 shares of Common Stock were reserved for issuance thereunder.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Stripe Business Loan
Amount Outstanding	$52,483
Interest Rate and Amortization Schedule	20% of merchant receivables are withheld to repay the loan Minimum amount of $7,854 must be paid every 60 days to lender
Description of Collateral	Secured
Maturity Date	June 7, 2024

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$355,354*	1 Crowd SAFE	Sales and Marketing	April 2, 2021	Reg. CF
KISS	$75,000	1 KISS Note	Product Development	March 10, 2020	Section 4(a)(2)
KISS	$75,000	1 KISS Note	Product Development	March 10, 2020	Section 4(a)(2)
SAFE	$705,450	2 SAFE	Product Development	April 2, 2021	Reg S.
Common Stock	$980	9,800,000	Product Development	October 28, 2019	Section 4(a)(2)
Option to Purchase Common Stock	$0	424,717	N/A	January 5, 2022; February 1, 2022; March 1, 2022	Rule 701

*Includes $6,967 in Crowd SAFEs issued to the Intermediary.

See the sections titled "*Capitalization"* and *"Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Bogdan Litescu	6,600,000 shares of Common Stock	72.38%

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Plant an App, Inc. (the "Company") was incorporated on October 28, 2019 under the laws of the State of Delaware, and is headquartered at 8 The Green, Ste A, Dover, Delaware 19901, United States. Plant an App is the most flexible low-code development platform. Our customers use it to quickly build new business software systems or replace legacy systems.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company had $4,538 in cash and cash equivalents as of March 31, 2023, leaving the Company with approximately 1 month of runway. The Company had an accounts receivable of approximately $217,000 which was paid in April.

Liquidity and Capital Resources

In February 2021, the Company conducted an offering pursuant to Regulation CF and raised $348,387. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 25, 2023

Plant an App, Inc.



Plant an App
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mercury 1116	4,086.83
Mercury Checking (2176)	31,216.08
PayPal Bank	-41.40
Total Bank Accounts	**$ 35,261.51**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$ 0.00**
Total Current Assets	**$ 35,261.51**
TOTAL ASSETS	**$ 35,261.51**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Investors	
Elite Syndicate SRL	424,153.00
Investors SA	281,247.00
Prime Trust	318,429.75
Total Investors	**$ 1,023,829.75**
Notes Payable	63,000.00
Total Long-Term Liabilities	**$ 1,086,829.75**
Total Liabilities	**$ 1,086,829.75**
Equity	
Investment	72,500.00
Opening Balance Equity	40,000.66
Retained Earnings	-434,229.58
Net Income	-729,839.32
Total Equity	**-$ 1,051,568.24**
TOTAL LIABILITIES AND EQUITY	**$ 35,261.51**

Friday, Apr 21, 2023 05:30:43 AM GMT-7 - Cash Basis

Plant an App
Profit and Loss
January - December 2022

		Total
Income		
PayPal Sales		69,010.00
Sales		877,924.25
Discounts given		-31,475.00
Total Sales	$	**846,449.25**
Total Income	$	**915,459.25**
Gross Profit	$	**915,459.25**
Expenses		
Advertising & Marketing		50,051.06
Copywriting Services		72.21
Networking		6,271.67
Total Advertising & Marketing	$	**56,394.94**
Ask My Accountant		2,679.96
Bank Charges & Fees		589.33
Merchant Fees		5,563.72
Total Bank Charges & Fees	$	**6,153.05**
Computer / Internet Services		157,217.20
Conference/Event		1,694.89
Contractors		456,806.30
e-Mail Scanning Services		409.31
Fraud		5,903.85
Ground Transportation		
Uber / Lyft / Taxi / Shuttle		365.46
Total Ground Transportation	$	**365.46**
Insurance		103.19
Health Insurance		3,633.28
Workmen's Comp Insurance		423.72
Total Insurance	$	**4,160.19**
Legal & Professional Services		
Bookkeeping		6,330.89
Legal Expenses		1,020.00
Total Legal & Professional Services	$	**7,350.89**
Management Fees		541,536.91
Meals & Entertainment		1,804.54
Office Supplies & Software		7,878.04
PayPal Fees		3,088.82
Payroll Expenses		51.00
Payroll Processing Fee		623.00
Payroll Taxes - Employer		19,706.54
Salaries & Wages		247,444.91
Total Payroll Expenses	$	**267,825.45**

Payroll Service (Foreign)		115,858.82
Postage / Shipping / Frieght		27.22
Taxes & Licenses		789.99
Travel		3,898.37
Hotel		3,427.39
Total Travel	**$**	**7,325.76**
Utilities		
Telecommunications		26.98
Total Utilities	**$**	**26.98**
Total Expenses	**$**	**1,645,298.57**
Net Operating Income	**-$**	**729,839.32**
Net Income	**-$**	**729,839.32**

Friday, Apr 21, 2023 05:35:03 AM GMT-7 - Cash Basis